Form 18-K/A

Amendment
No. 1
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT
of
THE REPUBLIC OF ITALY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2007

SECURITIES REGISTERED*
(As of close of the fiscal year)

Title of Issues	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered

N/A*	N/A	N/A

Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:

THE HONORABLE GIOVANNI CASTELLANETA
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

RICHARD A. ELY, ESQ
and
LORENZO CORTE, ESQ
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf
London E14 5DS
England

*	The Republic of Italy files Annual Reports on Form 18-K voluntarily in order for The Republic of Italy to incorporate such Annual Reports into its shelf registration statements.

This amendment to the annual report of the Republic of Italy (the “Republic”) on Form 18-K for the year end December 31, 2007 comprises:

(a) Pages numbered 1 to 4 consecutively.

(b) The following exhibits:

Exhibit 1 — Recent developments update, dated September 14, 2009;

Exhibit (c) — The annual budget for the Registrant as set forth in the Program Document for 2010-2013 (Documento di Programmazione Economica e Finanziaria per gli anni 2010-2013 — DPEF), dated July 15, 2009.

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant Republic of Italy has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Rome, Italy on September 14, 2009.

REPUBLIC OF ITALY

By:	/s/ Maria Cannata
Name:     Dott.ssa Maria Cannata

Title:	Director General — Treasury
Department — Direction II
Ministry of Economy and Finance

EXHIBIT INDEX

Exhibit	Description	Page No.

1	Recent developments update, dated September 14, 2009	5
(c)	The annual budget for the Registrant as set forth in the Program Document for 2010-2013 (Documento di Programmazione Economica e Finanziaria per gli anni 2010-2013 — DPEF), dated July 15, 2009	14

4